 21:

Norampac Reports Good Results in a Difficult Market

Montreal (Québec), April 22, 2003 --- Norampac Inc. ("Norampac") reports net earnings of $12 million for the first quarter of 2003, compared to net earnings of $16 million for the same quarter in 2002.

Net sales for the first quarter were $291 million, compared to $275 million for the same quarter in 2002. The increase in net sales for the first quarter is mostly attributable to additional volume from both business segments. Shipments of corrugated products were up 6% in the first quarter of 2003 compared to the same quarter in 2002, a combination of a 4 % organic growth and 2 % increase from additional volume related to the Leominster plant acquired in late January 2002. Shipments of containerboard were up to 4% in the first quarter 2003 compared to the same quarter in 2002 and were marginally down compared to the fourth quarter of 2002.

Highlights

  Reduction of net selling price of 2% for corrugated products;
  Net selling price for containerboard remained stable;
  Significant increase in both recycled fiber costs and energy costs and
  Market related downtime of 28,000 short tons during the first quarter, compared to 32,000 short tons in 2002.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amounted to $39 million in the first quarter, compared to $50 million for the corresponding quarter in 2002. The reduction is mainly attributable to a 17% increase of recycled fiber costs per ton and a 52% increase in energy costs per ton.

During the quarter, market related downtime totalled 28,000 short tons or 7.7% of the Company's North American primary mill capacity.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "As expected, the first quarter of 2003 has been challenging given the current economic situation in the United States. Substantial cost increase for recycled fiber and energy significantly impacted our results. We continue to properly manage our controllable costs and will continue to take the necessary downtime to balance our production with our customer's demand."

Commenting on the outlook for the remainder of 2003, Mr. Lemaire stated: "We expect the economic environment for containerboard and corrugated products will improve in the second half of this year. With our continuous efforts to reduce costs and an expected increase in our integration level due to the recent acquisition of Schenectady, we have put ourselves in a strong position to benefit from this expected economic recovery."

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2001.

For further information:

Mr. Charles Smith Vice President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com	Mr. Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at March 31, 2003	As at December 31, 2002
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	27,000	25,747
Accounts receivable and prepaid expenses	193,023	184,824
Inventories	138,005	130,591
	358,028	341,162
Property, plant and equipment	891,506	925,881
Goodwill	199,568	202,589
Other assets	26,639	25,845
	1,475,741	1,495,477
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	18,069	9,861
Trade accounts payable and accrued liabilities	160,661	166,402
Income and other taxes payable	7,691	9,783
Current portion of long-term debt	68,481	40,417
	254,902	226,463
Long-term debt	327,556	357,611
Future income taxes	143,097	142,959
Other liabilities	36,717	36,836
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	136	136
Retained earnings	147,681	163,591
Cumulative translation adjustments	5,652	7,881
	713,469	731,608
	1,475,741	1,495,477

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three month period
	ended March 31,
	2003	2002

Sales	315,967	297,294
Cost of delivery	24,642	22,412
Net sales	291,325	274,882
Cost of goods sold and expenses
Cost of goods sold	216,891	190,018
Selling and administrative expenses	35,592	35,194
Depreciation and amortization	18,348	17,317
	270,831	242,529
Operating income	20,494	32,353
Financial expenses
Interests	8,753	8,982
Amortization of financing costs	322	322
Unrealized exchange (gain) loss
on long term debt	(4,412)	45
	4,663	9,349
	15,831	23,004
Income tax expense	3,741	7,456
Net income for the period	12,090	15,548
The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)	For the three month period
	ended March 31,
	2003	2002

Balance, at beginning of period	163,591	127,045
Net income for the period	12,090	15,548
Dividend paid during the period	(28,000)	(32,000)
Balance, at end of period	147,681	110,593
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three month period
	ended March 31,
	2003	2002

Cash flows from:
Operating activities
Net income for the period	12,090	15,548
Adjustments for:
Depreciation and amortization	18,348	17,317
Future income taxes	(836)	1,754
Loss on disposal of property,
plant & equipment	959	213
Unrealized exchange loss (gain)
on long term debt	(4,412)	45
Other	420	461
Cash flow from operating activities	26,569	35,338
Changes in non-cash working capital
components	(22,598)	(40,011)
	3,971	(4,673)
Financing activities
Change in revolving bank credit facility	29,431	87,101
Increase in long-term debt	213	-
Repayments of long-term debt	(86)	(127)
Change in excess of outstanding cheques over
bank balances	8,208	4,513
Dividend paid	(28,000)	(32,000)
	9,766	59,487
Investing activities
Additions to property, plant and equipment, net	(9,570)	(8,861)
Business acquisitions, net of cash
and cash equivalents	-	(51,662)
Other assets, net	(1,511)	(210)
	(11,081)	(60,733)
Change in cash and cash equivalents
during the period	2,656	(5,919)

Translation adjustment with respect
to cash and cash equivalents	(1,403)	107

Cash and cash equivalents at
beginning of period	25,747	12,146
Cash and cash equivalents at
end of period	27,000	6,334
Supplemental information
Cash and cash equivalents paid for:
Interest	16,052	16,664
Income taxes	4,512	17,069
The accompanying notes are an integral part of the financial statements.

Segmented information
(in thousands of Canadian dollars)

(unaudited)
	For the three month period
	ended March 31,
	2003	2002

Sales
Containerboard	178,717	171,013
Corrugated products	234,170	224,506
Total for reportable segments	412,887	395,519
Other activities and unallocated amounts	14,680	8,075
Intersegment sales	(111,600)	(106,300)
Consolidated Sales	315,967	297,294

Earnings before financial expenses, income
taxes, depreciation and amortization
Containerboard	10,077	25,886
Corrugated products	20,120	21,729
Total for reportable segments	30,197	47,615
Other activities and unallocated amounts	8,645	2,055
Consolidated earnings before financial
expenses, income taxes, depreciation
and amortization	38,842	49,670
Depreciation and amortization	18,348	17,317
Consolidated operating income	20,494	32,353

Additions to property, plant and equipment, net
Containerboard	7,302	6,129
Corrugated products	4,194	2,964
Total for reportable segments	11,496	9,093
Other activities and unallocated amounts	(1,926)	(232)
Consolidated additions to property,
plant and equipment, net	9,570	8,861

Shipments
Containerboard third party (in short tonnes)	166,463	157,044
Containerboard intersegment (in short tonnes)	185,350	179,685
Corrugated products (in thousands of square feet)	3,099,854	2,925,435
Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at March 31, 2003 and December 31, 2002 as well as its results of operations and its cash flow for the three month period ended March 31, 2003 and 2002.

The interim consolidated financial statements and notes should be read in conjunction with the Company's
December 31, 2002 annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the
December 31, 2002 annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policy

Guarantees

In February 2003, the CICA issue guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. In accordance with the transitional provision of this accounting guideline, the Company adopted the recommendations as at January 1, 2003.

The Company has guaranteed the payment of approximately $880 under an operating lease held with a third party.
The mangement of the company does not believe that it is likely to be invocated and as such, no liability is recognized in the financial statements.

Note 3 Subsequent event

On April 14, 2003 the company purchased Georgia-Pacific's converting plant located in Schenectady, New York.
The aggregate purchase price, subject to certain adjustments, is approximately $42 million ($29 million US) and is comprised of $20 million ($14 million US) in cash and all of the operating assets of the Company's Dallas Forth-Worth,
Texas plant fair valued at approximately $22 million ($15 million US).